Exhibit 99.1

Azure Power Wins 260 MW Solar Power Project in Gujarat

•	Azure Power wins 260 MWs, highest allocation of recent 500 MW auction in the state of Gujarat

New Delhi, September 26, 2017: Azure Power (NYSE: AZRE), a leading solar power producer in India, announced that it has won a 260 MW solar project in an auction conducted by Gujarat Urja Vikas Nigam Ltd (GUVNL). The 260 MW allocation is the largest allocation by GUVNL to a solar power developer, 52% of the total allocated capacity of 500 MW announced. Azure Power will provide power for 25 years to GUVNL which has been rated AA– by ICRA, a Moody’s company, at a tariff of INR 2.67 (~US$ 0.04) per kWh. The project will be developed by Azure Power outside a solar park and is likely to be commissioned in 2019.

Azure Power has a long history of developing and operating solar power plants under the Gujarat Solar Policy 2009. Some of the first solar projects in India were built in Gujarat given several advantages the state has including high levels of solar radiation, an extensive and stable electric grid network, and the strong credit quality of its DISCOM, GUVNL. Azure Power developed and is operating India’s first MW-scale distributed solar rooftop project in Gujarat’s state capital city, Gandhinagar. In 2013, the World Bank recognized this project as one of the Top 10 public-private partnerships in the Asia Pacific region.

Speaking on this occasion, Inderpreet Wadhwa, Founder, Chairman and Chief Executive Officer, Azure Power said, “Our long history of superior solar power operations in Gujarat right from the inception of Gujarat’s Solar Policy 2009 has contributed to our success of procuring the largest solar power contract auctioned by Gujarat. We are delighted to make a contribution towards the realization of our Hon’ble Prime Minister’s commitment towards clean and green energy, through solar power generation.”

About Azure Power

Azure Power (NYSE:AZRE) is a leading solar power producer in India with a portfolio of over 1,300 MWs across 22 states/union territories. With over 150 MWs of high quality rooftop solar assets, the company has one of the largest rooftop portfolios in the country. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale to rooftop, since its inception in 2008. Highlights include the construction of India’s first private utility scale solar PV power plant in 2009 and the implementation of the first MW scale rooftop project under the smart city initiative in 2013.

For more information, visit: www.azurepower.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the U.S. Securities and Exchange Commission, or SEC, from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power